Filed by FCB Financial Holdings, Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Floridian Community Holdings, Inc.
Commission File No.: 001-36586

On November 27, 2017, FCB Financial Holdings, Inc. (“FCB”) announced its entry into an Agreement and Plan of Merger with Floridian Community Holdings, Inc., to which the following material relates.

Transaction Summary
On November 27, 2017, FCB, together with a wholly owned subsidiary of FCB (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Floridian Community Holdings, Inc. (“Floridian Community”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Floridian Community (the “Merger”), with Floridian Community, as the surviving corporation in the Merger, becoming wholly owned by FCB. Immediately following the Merger, Floridian Community will merge with and into FCB (the “Parent Merger”), with FCB as the surviving corporation in the Parent Merger. In addition, following the Parent Merger, Floridian Community Bank, a Florida-chartered bank and wholly owned subsidiary of Floridian Community, will merge with and into Florida Community Bank, N.A., a wholly owned subsidiary of FCB (“FCB Bank”), with FCB Bank being the surviving bank. The Merger Agreement has been unanimously approved and adopted by the board of directors of each of FCB and Floridian Community.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Floridian Community (other than shares, if any, as to which statutory appraisal rights have been properly exercised and perfected) will be converted into the right to receive 0.4584 shares of Class A common stock, par value $0.001 per share, of FCB, or a total of approximately 1.7 million shares of FCB Class A common stock in the aggregate. Outstanding stock options to acquire Floridian Community common stock will be cancelled and cashed out at the completion of the Merger for approximately $4 million in the aggregate.

The Merger Agreement contains certain customary representations and warranties from both FCB and Floridian Community, and each party has agreed to certain customary covenants, including, among others, covenants relating to (1) the conduct of business during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (2) the obligation of Floridian Community to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and (3) Floridian Community’s obligations not to solicit any potential alternative acquisition proposals and related matters. FCB and Floridian Community have agreed to use their reasonable best efforts to obtain all necessary consents and approvals of governmental authorities and other third parties required for consummation of the transactions contemplated by the Merger Agreement.

The transaction is expected to close in the second quarter of 2018, subject to certain customary closing conditions, including (1) approval of the Merger Agreement by Floridian Community’s shareholders, (2) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board and the Office of the Comptroller of the Currency, (3) authorization for listing on the New York Stock Exchange of the shares of Class A common stock of FCB to be issued in the Merger, (4) effectiveness of the registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, for the Class A common stock of FCB to be issued in the Merger and (5) the absence of any order, injunction, or other specified legal restraint prohibiting or making illegal the consummation of the Merger or any other transaction contemplated by the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger and the Parent Merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended. FCB and Merger Sub’s obligation to complete the Merger is also subject to the additional condition that the number of shares of common stock of Floridian Community held by shareholders who have properly exercised and perfected their statutory appraisal rights not exceed 5% of the outstanding shares of common stock of Floridian Community.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of FCB and Floridian Community; (ii) by either party in the event of a breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement, which breach is not cured within fifteen days and would entitle the non-

breaching party not to consummate the Merger under the conditions in the Merger Agreement, (iii) by either party if the approval of the shareholders of Floridian Community is not obtained, (iv) by either party if any regulatory approval required for consummation of the transactions contemplated by the Merger Agreement have been denied by final non-appealable action by the relevant governmental authority, (iv) by either party if the Merger is not consummated on or before August 24, 2018, subject to extension for an additional 90 days in order to obtain pending regulatory approval or elimination of some specified legal restraint, (v) by FCB if Floridian Community’s board of directors fails to recommend (or reconfirm its recommendation) that shareholders approve the transactions contemplated by the Merger Agreement, recommends an alternative acquisition proposal other than the Merger, or negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the Merger and 10 business days elapse without such negotiations being discontinued, or there is a material breach of Floridian Community’s nonsolicitation and related obligations, (vi) by FCB if the number of shares of common stock of Floridian Community held by shareholders who have properly exercised and perfected their statutory appraisal rights exceeds 5% of the outstanding shares of common stock of Floridian Community, or (vii) by Floridian Community if the trading price of FCB common stock decreases below a specified range in comparison to the ratio provided in the Merger Agreement and FCB elects not to increase the merger consideration.

The Merger Agreement provides that Floridian Community will pay FCB a termination fee equal to $3.1 million in the event that the Merger Agreement is terminated as a result of (i) the board of directors of Floridian Community submitting the Merger Agreement to its shareholders without a recommendation for approval or with material and adverse conditions on such approval, or otherwise withdrawing or materially and adversely modifying its recommendation (or disclosing its intention to do so), (ii) Floridian Community entering into an agreement to engage in an acquisition transaction with any person other than FCB, (iii) Floridian Community authorizing, recommending or proposing an agreement to engage in an acquisition transaction with any person other than FCB (or publicly announcing its intention to do so), (iv) the board of directors of Floridian Community recommending to its shareholders an acquisition transaction other than the Merger, (v) Floridian Community failing to convene a shareholder meeting to approve the Merger Agreement, (vi) Floridian Community breaching its covenant not to solicit alternative acquisition proposals, (vii) any principal shareholder (as defined) of Floridian Community breaching such principal shareholder’s obligations under the Voting Agreement entered into by such principal shareholder in connection with the Merger Agreement (as described below), after being provided with notice of such breach and a 30 day period in which to cure such breach, or (viii) Floridian Community terminating the Merger Agreement as a result of not receiving the required approval of Floridian Community shareholders.

In connection with entering into the Merger Agreement, certain directors, officers and other shareholders of Floridian Community have entered into voting agreements (the “Voting Agreements”), pursuant to which each such person has agreed to vote his, her or its shares of Floridian Community common stock in favor of approval of the Merger Agreement and the transactions contemplated therein. The Voting Agreements generally prohibit the sale or transfer of the shares held by each such person. In addition, certain officers and employees of Floridian Community are concurrently entering into post-closing compensation and non-competition arrangements, pursuant to which, among other things, such persons are prohibited from competing with the business conducted by FCB and its subsidiaries that will, in each case, become effective contingent upon and as of the closing of the Merger.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete copies of the Merger Agreement and form of Voting Agreement, which will be filed as exhibits to a subsequent Form 8-K.

The Merger Agreement and the disclosures above concerning the Merger Agreement have been included to provide investors and security holders with certain information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about FCB or Floridian Community or their respective subsidiaries, affiliates or businesses. The Merger Agreement contains representations and warranties of FCB and Merger Sub solely for the benefit of Floridian Community, and representations and warranties of Floridian Community solely for the benefit of FCB and Merger Sub, that were negotiated in connection with the Merger Agreement and used for the purpose of allocating certain risks among the parties. These representations and warranties may be subject to qualifications and limitations contained in confidential disclosures agreed to among the parties, that also may create exceptions to these representations and warranties. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties (i) may apply standards of materiality in a way that is different from what may be material to investors and security holders; (ii) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement; and (iii) are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about FCB that it includes in reports and statements it files with the Securities and Exchange Commission (the “SEC”).

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving FCB and Floridian Community. FCB intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Floridian Community and a prospectus of FCB, and FCB will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Floridian Community shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of Floridian Community are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FCB with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by FCB may be obtained free of charge at its website at
http://www.investors.floridacommunitybank.com. Alternatively, these documents, when available, can be obtained free of charge from FCB upon written request to FCB Financial Holdings, Inc., Attn: Investor Relations, 2500 Weston Road, Suite 300, Weston, Florida 33331, or by calling (954) 984-3313.

Information regarding the interests of certain of Floridian Community’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form S-4 regarding the proposed transaction when it becomes available. Additional information about Floridian Community and its directors and officers may be found by accessing Floridian Community’s website at www.floridiancommunitybank.com under the tab “About Us.”

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about FCB’s expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of FCB and Floridian Community. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management’s current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with FCB’s and Floridian Community’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which FCB and Floridian Community operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect FCB’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and FCB undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Press Release

FCB Announces Agreement to Acquire Floridian Community Bank

•	Transaction valued at $88 million or 1.72x tangible book value

•	Transaction adds $545 million in total assets and 5 retail locations

•	Immediately accretive to EPS, greater than 25% anticipated IRR, and less than 1% expected dilution to tangible book value per share
WESTON, Fla.-- (BUSINESS WIRE) -- Today, November 27, 2017, FCB Financial Holdings, Inc. (“FCB”) (NYSE: FCB), the parent company for Florida Community Bank, N.A., Florida’s largest community banking company and the second largest Florida‑based independent bank, and Floridian Community Holdings, Inc. (“Floridian Community”), the parent company for Floridian Community Bank, jointly announced the signing of a definitive agreement for FCB to acquire Floridian Community by merger.
Under the terms of the merger agreement, which has been unanimously approved by the Board of each company, the transaction is expected to close in the second quarter of 2018, subject to certain customary closing conditions, including among other things receipt of required regulatory approvals and the approval of Floridian Community shareholders.
“The transaction with Floridian Community will strengthen our current franchise and accelerate our organic retail network expansion in strategic areas of focus,” said Kent Ellert, President and Chief Executive Officer of FCB. “We are excited to welcome the Floridian Community Bank team and together create an even stronger bank for the Florida communities we serve.”
Joseph Marzouca, Chief Executive Officer of Floridian Community, said, "We are very excited to join the FCB family. This combination significantly enhances our capabilities and we believe it is in the best interest of all our customers and stakeholders.”
For FCB shareholders, the transaction is expected to be financially attractive and immediately accretive to earnings. FCB currently estimates that annual pre-tax expense savings associated with the merger will be approximately 45% of Floridian Community’s run-rate expenses in 2018. Merger integration-related costs are expected to be $8-10 million. The transaction is expected to be approximately 1% and 2% accretive to 2018 and 2019 fully diluted earnings per share ("EPS") respectively. Tangible book value per share dilution will be less than 1% at closing, including all transaction-related expenses, with an expected earn-back of 2.75 years using the crossover methodology. The estimated internal rate of return (IRR) for the transaction is expected to be greater than 25%.
Subject to the terms of the merger agreement, Floridian Community shareholders will receive 0.4584x shares of FCB Class A common stock for each outstanding share of Floridian Community common stock and 1.75 million shares in the aggregate. Options to acquire Floridian Community common stock will be cashed out at the completion of the merger for approximately $4 million. The transaction is valued at approximately $88.1 million or 1.72x tangible book value as of September 30, 2017.
The merger is anticipated to have a modest impact on FCB's capital ratios which will remain well in excess of regulatory minimum requirements to support anticipated future organic growth and potential incremental strategic opportunities.
Evercore acted as FCB’s financial advisor and Sullivan & Cromwell LLP and Kramer Levin Naftalis & Frankel LLP acted as legal counsel to FCB in connection with the merger. Hovde Group LLC acted as Floridian Community’s financial advisor and Igler and Pearlman, P.A. acted as legal counsel to Floridian Community in connection with the merger.

About FCB Financial Holdings, Inc.
FCB Financial Holdings, Inc. is the parent company of Florida Community Bank, N.A., the largest community banking company and the second largest Florida‐based independent bank and is among the most highly capitalized banks in the state. Awarded a five‐star rating from Bauer Financial™, FCB assets are more than $10 billion, with capital ratios that exceed regulatory standards. Since its founding in 2010, FCB has been steadfast in its commitment to delivering personalized service, innovation, and products and services equal to those offered by the national banks. Similarly, FCB recognizes the importance of community, fostering a corporate culture that promotes employee volunteerism at all levels, while supporting community‐based programs and partnerships that help promote greater financial independence and improved quality of life for families. FCB serves individuals, businesses and communities across the state with 46 full‐service banking centers from east to west, and from Daytona Beach to Miami‐Dade. For more information, visit FloridaCommunityBank.com. Equal Housing Lender, Member FDIC.
About Floridian Community Holdings, Inc.
Floridian Community Holdings, Inc. is the parent company of Floridian Community Bank (“Floridian”). Floridian, founded in 2003, is a state-chartered bank founded by a group of respected leaders in the community. Floridian, with 5 full-service branches located in South Florida, has been meeting the financial needs of professionals, individuals and businesses of all sizes by delivering a high level of personal service and developing long lasting relationships with our clients. Floridian always delivers competitive products and services while constantly seeking new and innovative solutions for our customers.
Contacts
FCB Financial Holdings, Inc.
Matthew Paluch, 305-668-5420
SVP, Investor Relations
ir@fcb1923.com

Floridian Community Holdings, Inc.
Joseph Marzouca, 954-434-8050
Chief Executive Officer
Forward-Looking Statements
This release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of FCB and Floridian Community. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management’s current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite shareholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with FCB’s and Floridian Community’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which FCB and Floridian Community operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks; certain risks and important factors that could affect FCB’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and FCB undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.
Important Additional Information
This communication is being made in respect of the proposed merger transaction involving FCB and Floridian Community. FCB intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Floridian Community and a prospectus of FCB, and FCB will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Floridian Community shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of Floridian Community are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FCB with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by FCB may be obtained free of charge at its website at
http://www.investors.floridacommunitybank.com. Alternatively, these documents, when available, can be obtained free of charge from FCB upon written request to FCB Financial Holdings, Inc., Attn: Investor Relations, 2500 Weston Road, Suite 300, Weston, Florida 33331, or by calling (954) 984-3313.
Information regarding the interests of certain of Floridian’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form S-4 regarding the proposed transaction when it becomes available. Additional information about Floridian and its directors and officers may be found by accessing Floridian’s website at www.floridiancommunitybank.com under the tab “About Us.”

Investor Presentation